FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2010

Commission File Number:

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. dated June 3, 2010, announcing the results for the first quarter ended March 31, 2010.

EXHIBIT 1

SEANERGY MARITIME HOLDINGS CORP. REPORTS FINANCIAL RESULTS
FOR THE FIRST QUARTER ENDED MARCH 31, 2010

June 3, 2010 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP; SHIP.W) announced today its operating results for the first quarter ended March 31, 2010.

First Quarter 2010 Highlights
Net Revenues of $18.2 million
Fleet of 11 vessels earning a daily TCE rate of $18,314
EBITDA of $8.9 million
Operating Income of $5.2 million
Net Income of $0.1 million, or $0.002 per basic and diluted share

Dale Ploughman, the Company's Chief Executive Officer, stated: "Our first quarter 2010 revenues were in line with our expectations driven by our secured cash flow from fleet operations and the high utilization rate of our vessels.  It is an important achievement that in a tough shipping environment we continue to be profitable. We attribute this success to our customer base, which we view as very strong and established, and our operators, which we feel are highly efficient. In the first quarter 2010 we were able to reduce our daily total vessel operating expenses by 10% over the same period last year.

In the first quarter 2010 we completed a public offering of our common stock resulting in approximately $30.0 million in proceeds, which expanded our shareholder base and enhanced the liquidity of our common stock. The offering also strengthened our cash position and our ability to pursue fleet expansion opportunities. We are pleased to announce the completion of the MCS acquisition on schedule. We view this as a strategic and transformational acquisition for Seanergy. It increases our controlled fleet to the significant size of 20 vessels while decreasing the average fleet age, and we believe it expands our revenue and profit generation capacity.

We believe that the acquisition of MCS is accretive to our shareholders. The purchase price for the 51% ownership interest in MCS was $33.0 million and the projected adjusted EBITDA from the MCS contribution is estimated to be $23.0 million for the remainder of 2010 and $40.0 million for 2011 implying a purchase price to EBITDA multiple of 1.6 times on an annualized basis.

In the short period of less than two years as a publicly-traded company, we have more than tripled our controlled fleet from 6 to 20 vessels and quadrupled our deadweight, in our opinion without sacrificing the strength of our balance sheet. We also believe that the timing of the MCS acquisition is optimal, as it enables Seanergy to benefit from the gradual global economic recovery with a larger and younger fleet.

Freight rates continue to remain firm despite an uncertain market place. Currently, congestion at iron ore and coal ports is increasing due to Chinese demand on both products and India's demand for coal which helps offset the newbuildings coming into the market. We expect the harvest season in the southern hemisphere to help sustain rates although volatility will most likely remain. We continue to remain quietly optimistic on the long term outlook for the dry bulk sector due to the robust growth especially in the Far East region and the gradual global economic recovery."

Christina Anagnostara, the Company's Chief Financial Officer, stated: "Our results for the first quarter 2010 correspond to a daily TCE, or time charter equivalent rate, of $18,314.

Our cash reserves as of March 31, 2010 were $89.4 million, reflecting $7.4 million in cash generated from operations and approximately $30.0 million from our latest public offering of our common stock which were used for the acquisition of the controlling ownership interest in MCS. The purchase consideration was paid from the proceeds of our recent equity offering and our cash reserves.

We believe our strong cash position enables us to meet remaining debt repayments and anticipated capital expenditures in 2010, and we believe our healthy balance sheet allows us to take advantage of market opportunities as they become available.

Following the MCS acquisition, our total assets will be approximately $730 million and our total debt will be approximately $430.8 million. As of June 3, 2010, our cash reserves amount to $84.5 million and the Company now operates a fleet of 20 vessels. On a combined fleet basis, we have secured under period employment 93% of ownership days in 2010, 58% for 2011, 27% for 2012 and 19% for 2013 providing us with significant cash flow visibility. As we welcome MCS as a new subsidiary we believe that this acquisition contributes significant value in the long term and allows our Company to take advantage and exploit market opportunities in Hong Kong and China, access the Chinese capital markets and subsequently expand its asset base revenue and profitability."

First Quarter 2010 Financial Results

Net Revenues for the three month period ended March 31, 2010 decreased to $18.2 million from $26.2 million in the same quarter in 2009. This is mainly attributable to the lower market imposed time charter rates earned during the three month period ended March 31, 2010 as compared to the same period in 2009.

The Company operated a fleet of 11 vessels on average during the first quarter of 2010, earning a TCE rate of $18,314 as compared to an average of six vessels and TCE rate of $51,831 during the first quarter of 2009. The decrease in TCE reflects the new time charter contracts at prevailing lower market rates.

EBITDA was $8.9 million for the three months ended March 31, 2010 as compared to $21.3 million in the same quarter in 2009. Please refer to a subsequent section of the press release for a reconciliation of net income to EBITDA and operating cash flows to EBITDA.

Operating Income amounted to $5.2 million for the three months ended March 31, 2010, as compared to an Operating Income of $13.6 million for the same quarter in 2009.

Net Income was $0.1 million, or $0.002 per basic and diluted share for the three months ended March 31, 2010, as compared to Net Income of $12.1 million, or $0.54 per basic and $0.50 per diluted share, for the same quarter in 2009, based on weighted average common shares outstanding of 49,347,837 basic and diluted for 2010, 22,361,227, basic, and 24,621,227 diluted, for 2009.

Conference Call Details:
The Company's management team will host a conference call to discuss the financial results today, Thursday, June 3, 2010 at 9:30 A.M. EDT.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) (0) 1452 542 301 (from outside the US). Please quote "Seanergy."

A replay of the conference call will be available until June 11, 2010. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 2094507#.

Slides and Audio Webcast:
There will also be a simultaneous live webcast over the Internet, through the Company's website (www.seanergymaritime.com). Participants desiring to view the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Fleet Profile as of June 3, 2010
Vessel Name	Vessel Class	Capacity (DWT)	Year Built	TC Rate ($)	Time Charter Expiry (latest)
M/V Bremen Max	Panamax	73,503	1993	15,500	Sept. 2010
M/V Hamburg Max	Panamax	72,338	1994	15,500	Sept. 2010
M/V Davakis G.	Supramax	54,051	2008	21,000	Jan. 2011
M/V Delos Ranger	Supramax	54,051	2008	20,000	Mar 2011
M/V African Zebra (1)	Handymax	38,623	1985	7,500	Aug. 2011
M/V African Oryx (1)	Handysize	24,110	1997	7,000	Aug. 2011
M/V BET Commander	Capesize	149,507	1991	24,000	Dec. 2011
M/V BET Fighter	Capesize	173,149	1992	25,000	Sept. 2011
M/V BET Prince	Capesize	163,554	1995	25,000	Jan. 2012
M/V BET Scouter	Capesize	171,175	1995	26,000	Oct. 2011
M/V BET Intruder	Panamax	69,235	1993	15,500	Sept. 2011
M/V Fiesta	Handysize	29,519	1997	BHSI increased by 100.63% minus Opex	Nov. 2013
M/V Pacific Fantasy	Handysize	29,538	1996	BHSI increased by 100.63% minus Opex	Jan. 2014
M/V Pacific Fighter	Handysize	29,538	1998	BHSI increased by 100.63% minus Opex	Nov. 2013
M/V Clipper Freeway	Handysize	29,538	1998	BHSI increased by 100.63% minus Opex	Feb. 2014
M/V African Joy	Handysize	26,482	1996	13,250	Aug. 2010
M/V African Glory	Handysize	24,252	1998	14,500	Dec. 2010
M/V Asian Grace	Handysize	20,412	1999	13,500	Oct. 2010
M/V Clipper Glory	Handysize	29,982	2007	25,000	Aug. 2012
M/V Clipper Grace	Handysize	29,987	2007	25,000	Aug. 2012
Total		1,292,544	12.7 yrs
(1)
Represents gross floor charter rates excluding a 50% adjusted profit share distributed equally between owners and charterers calculated on the average spot Time Charter Routes quoted on the Baltic Supramax Index for a period of 22 to 25 months.

Fleet Data:

	Three Months Ended March 31, 2010	Three Months Ended March 31, 2009
Fleet Data:
Average number of vessels (1)	11	6.0
Ownership days (2)	990	540
Available days (3)	984	498
Operating days (4)	981	497
Fleet utilization (5)	99.1%	92.0%
Average Daily Results:
TCE rate (6)	$18,314	$51,831
Vessel operating expenses (7)	$4,661	$5,206
Management fee (8)	$609	$559
Total vessel operating expenses (9)	$5,270	$5,765

(1) Average number of vessels is the number of vessels that constituted the Company's fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the Company's fleet during the relevant period divided by the number of calendar days in the relevant period.

(2) Ownership days are the total number of days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of the Company's fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(3) Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues. During the three months ended March 31, 2010, the Company incurred six off hire days for vessel scheduled dry docking.

(4) Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5) Fleet utilization is the percentage of time that our vessels were generating revenue, and is determined by dividing operating days by ownership days for the relevant period.

(6) TCE rates are defined as our net revenues less voyage expenses during a period divided by the number of our operating days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions.

(In thousands of US Dollars, except operating days and daily time charter equivalent rate)
	Three Months Ended March 31, 2010	Three Months Ended March 31, 2009
Net revenues from vessels	18,181	26,242
Voyage expenses	(215)	(482)

Net operating revenues	17,966	25,760

Operating days	981	497

Daily time charter equivalent rate	18,314	51,831

(7) Average daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

(In thousands of US Dollars, except ownership days and daily vessel operating expenses)

	Three Months Ended March 31, 2010	Three Months Ended March 31, 2009
Operating expenses	4,614	2,811
Ownership days	990	540

Daily vessel operating expenses	4,661	5,206

(8) Daily management fees are calculated by dividing total management fees by ownership days for the relevant time period.

(9) Total vessel operating expenses or TVOE is a measurement of total expenses associated with operating the vessels. TVOE is the sum of vessel operating expenses and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

Recent Developments:

Public Offering of 20,833,333 Shares of Common Stock
On January 28, 2010, the Company priced a public offering of 20,833,333 shares of the Company's common stock. The Company granted the representatives of the underwriters a 45-day option to purchase up to an additional 3,125,000 shares of common stock to cover over-allotments. The shares were offered to the public at $1.20 per share. Four of our major shareholders affiliated with the Restis family purchased an additional 4,166,667 shares of common stock directly from the Company at the public offering price. The offering and the concurrent sale of 4,166,667 shares to entities affiliated with the Restis family settled and closed on February 3, 2010. The net proceeds were approximately $28.0 million. On March 19, 2010, the underwriters exercised the overallotment option to purchase an additional 1,945,000 shares of the Company's common stock, which resulted in additional net proceeds to the Company of approximately $2.1 million.

Termination of a memorandum of agreement for intended vessel acquisition
On February 8, 2010, the Company announced its termination of a memorandum of agreement for the intended acquisition of a 2009 Capesize vessel, as described in the Company's prospectus dated January 28, 2010.

MCS acquisition of 51% ownership interest
The Company announced on June 2, 2010 that it had completed the final documentation after entering into a Share and Purchase Agreement with Maritime Capital Shipping (Holdings) Limited, of the British Virgin Islands ("Seller") for the acquisition of a 51% ownership interest in Maritime Capital Shipping Limited, of Bermuda ("MCS") for a purchase price of USD 33.0 million. The purchase price was paid to the Seller from the proceeds of the Company's recent equity offering completed in February 2010 and from the Company's cash reserves. The Seller, which is controlled by the Restis family, one of the Company's major shareholders, has retained a 49% ownership interest in MCS.

As a result of the acquisition, the size of the Company's fleet increased from 11 to 20 dry bulk vessels, consisting of four Capesize, three Panamax, two Supramax, one Handymax and 10 Handysize dry bulk carriers, with a combined cargo-carrying capacity of approximately 1,292,544 dwt and an average fleet age of 12.7 years.

Estimated Drydocking and Maintenance Schedule
The BET Scouter commenced its scheduled drydocking on March 26, 2010, which was completed on May 17, 2010. The total cost of the BET Scouter drydocking amounted to approximately $1.2 million. The BET Prince commenced its scheduled drydocking on May 14, 2010 which is expected to be completed by June 8, 2010. The cost of the BET Prince drydocking is expected to be $0.7 million.

Other Matters
On June 2, 2010 the Company executed Addendum No. 3 to its loan agreement with Marfin Bank of Greece, S.A. ("Marfin") and extended the waiver on its market value to loan covenant from January 1, 2011 through January 3, 2012. In connection with the addendum and extension of the waiver, Marfin made certain changes to the Company's loan agreement including increasing the interest payable during the waiver period from LIBOR plus 3.00% to LIBOR plus 3.50% in respect of the term loan and from LIBOR plus 3.50% to LIBOR plus 4.00% in respect of the revolving facility and accelerating the due dates of certain of the Company's principal installments.

Resignation of Board member
Mr. Alexis Komninos has resigned from his position as a member of the Company's Board of Directors following the termination of the voting agreement among the Company's founding shareholders and entities affiliated with the Restis family, and due to other professional engagements he has undertaken. The Company wishes Mr. Komninos the best as he takes on new challenges.

Seanergy Maritime Holdings Corp. Reconciliation of Net Income to EBITDA (All amounts expressed in thousands of U.S. Dollars)
	Three Months Ended March 31, 2010	Three Months Ended March 31, 2009
Net income (loss) attributable to Seanergy Maritime Holdings	110	12,115
Interest and finance costs, net (including interest income)	2,122	1,463
Depreciation and amortization	6,665	7,672
EBITDA	8,897	21,250

Seanergy Maritime Holdings Corp. Reconciliation of Net Cash Provided by Operating Activities to EBITDA (All amounts expressed in thousands of U.S. Dollars)
	Three Months Ended March 31, 2010	Three Months Ended March 31, 2009
Net cash flow provided by operating activities	7,350	20,215
Changes in operating assets and liabilities	1,932	(227)
Amortization and write-off of deferred charges	(138)	(201)
Change in fair value of financial instruments	(660)	--
Fair value of contracts	80	--
Interest and finance costs, net (includes interest income)	2,122	1,463
Net (income) / loss attributable to the noncontrolling interest	(1,789)	--
EBITDA	8,897	21,250

EBITDA consists of earnings before interest and finance cost, taxes, depreciation and amortization. EBITDA is not a measurement of financial performance under accounting principles generally accepted in the United States of America, and does not represent cash flow from operations.  EBITDA is presented solely as a supplemental disclosure because management believes that it is a common measure of operating performance in the shipping industry.

Seanergy Maritime Holdings Corp.
Condensed Consolidated Balance Sheets
March 31, 2010 (unaudited) and December 31, 2009
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	March 31, 2010	December 31, 2009
ASSETS
Current assets:
Cash and cash equivalents	85,849	63,607
Restricted cash	3,564	-
Accounts receivable trade, net	683	495
Due from related parties	1,061	265
Inventories	1,114	1,126
Prepaid insurance expenses	703	623
Prepaid expenses and other current assets – related parties	57	58
Insurance claims	1,158	1,260
Other current assets	238	39
Total current assets	94,427	67,473
Fixed assets:
Vessels, net	438,865	444,820
Office equipment, net	42	20
Total fixed assets	438,907	444,840
Other assets
Goodwill	17,275	17,275
Deferred charges	7,150	8,684
Other non-current assets	226	180
TOTAL ASSETS	557,985	538,452

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	29,106	33,206
Trade accounts and other payables	1,633	990
Due to underwriters	-	19
Accrued expenses	359	1,719
Accrued interest	657	1,508
Financial instruments	3,967	3,556
Deferred revenue – related party	1,032	894
Deferred revenue	259	246
Total current liabilities	37,013	42,138
Long-term debt, net of current portion	260,960	267,360
Financial instruments	1,799	1,550
Below market acquired time charters	505	585
Total liabilities	300,277	311,633

Commitments and contingencies	-	-

EQUITY
Seanergy shareholder's equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued	-	-
Common stock, $0.0001 par value; 200,000,000 authorized shares as at March 31, 2010 and December 31, 2009, respectively; 60,200,170 and 33,255,170 shares, issued and outstanding as at March 31, 2010 and December 31, 2009, respectively	6	3
Additional paid-in capital	242,219	213,232
Accumulated deficit	(4,636)	(4,746)
Total Seanergy shareholders' equity	237,589	208,489
Noncontrolling interest	20,119	18,330
Total equity	257,708	226,819
TOTAL LIABILITIES AND EQUITY	557,985	538,452

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Income
For the three months ended March 31, 2010 and 2009
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)
	Three months ended March 31,
	2010	2009
Revenues:
Vessel revenue - related party	13,100	26,915
Vessel revenue	5,714	-
Commissions – related party	(454)	(673)
Commissions	(179)	-
Vessel revenue, net	18,181	26,242
Expenses:
Direct voyage expenses	23	(146)
Vessel operating expenses	(4,614)	(2,811)
Voyage expenses - related party	(238)	(336)
Management fees - related party	(603)	(302)
General and administration expenses	(736)	(1,193)
General and administration expenses - related party	(182)	(205)
Amortization of deferred dry-docking costs	(698)	-
Depreciation	(5,967)	(7,672)
Operating income	5,166	13,577
Other income (expense), net:
Interest and finance costs	(2,256)	(1,464)
Interest and finance costs – shareholders	-	(139)
Interest income – money market funds	134	140
Loss on interest rate swaps	(1,293)	-
Foreign currency exchange losses, net	148	1
	(3,267)	(1,462)
Net income	1,899	12,115
Less: Net income attributable to the noncontrolling interest	1,789	-
Net income attributable to Seanergy Maritime Holdings Corp. Shareholders	110	12,115
Net income per common share
Basic	0.002	0.542
Diluted	0.002	0.500
Weighted average common shares outstanding
Basic	49,347,837	22,361,227
Diluted	49,347,837	24,621,227

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Equity
For the three months ended March 31, 2010 and 2009
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	Common stock		Additional	Retained earnings/	Total Seanergy
	# of Shares	Par Value	paid-in capital	(Accumulated deficit)	shareholders' equity	Noncontrolling interest	Total equity

Balance, December 31, 2008	22,361,227	2	166,361	(34,798)	131,565	-	131,565
Net income for the three months ended March 31, 2009	-	-	-	12,115	12,115	-	12,115
Balance, March 31, 2009	22,361,227	2	166,361	(22,683)	143,680	-	143,680

	Common stock		Additional	Retained earnings/	Total Seanergy
	# of Shares	Par Value	paid-in capital	(Accumulated deficit)	shareholders' equity	Noncontrolling interest	Total equity

Balance, December 31, 2009	33,255,170	3	213,232	(4,746)	208,489	18,330	226,819
Issuance of common stock	26,945,000	3	28,987	-	28,990	-	28,990
Net income for the three months ended March 31, 2010	-	-	-	110	110	1,789	1,899
Balance, March 31, 2010	60,200,170	6	242,219	(4,636)	237,589	20,119	257,708

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Cash Flows
For the three months ended March 31, 2010 and 2009
 (In thousands of US Dollars, except for share and per share data, unless otherwise stated)
	Three months ended March 31,
	2010	2009
Cash flows from operating activities:
Net income	1,899	12,115
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	5,967	7,672
Amortization of deferred finance charges	138	201
Amortization of deferred dry-docking costs	698	-
Change in fair value of financial instruments	660	-
Amortization of acquired time charters	(80)	-
Changes in operating assets and liabilities:
(Increase) decrease in -
Due from related parties	(796)	(138)
Inventories	12	214
Trade accounts and other receivables	(188)	(41)
Insurance claims	102	-
Other current assets	(199)	-
Other non-current assets	(46)	-
Prepaid insurance expenses	(80)	430
Prepaid expenses and other current assets – related parties	-	(33)
Trade accounts and other payables	643	173
Due to underwriters	(19)	(229)
Accrued expenses	(661)	120
Accrued charges on convertible note due to shareholders	-	205
Premium amortization on convertible note due to shareholders	-	(114)
Accrued interest	(851)	(23)
Deferred revenue – related party	138	(337)
Deferred revenue	13	-
Net cash provided by operating activities	7,350	20,215
Cash flows from investing activities:
Additions to vessels	-	(6)
Additions to office furniture and equipment	(34)	(14)
Net cash used in investing activities	(34)	(20)
Cash flows from financing activities:
Net proceeds from issuance of common stock	28,990	-
Repayment of long term debt	(10,500)	(7,500)
Increase in Restricted cash	(3,564)	-
Net cash provided by (used in) financing activities	14,926	(7,500)
Net increase in cash and cash equivalents	22,242	12,695
Cash and cash equivalents at beginning of period	63,607	27,543
Cash and cash equivalents at end of period	85,849	40,238
SUPPLEMENTAL CASH FLOW INFORMATION Cash paid for:
Interest	1,692	1,283

About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp., the successor to Seanergy Maritime Corp., is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.

The Company's initial fleet comprised two Panamax, two Supramax, one Handymax and one Handysize dry bulk carriers that Seanergy purchased and took delivery of in the third and fourth quarters of 2008 from companies associated with members of the Restis family.  In August 2009, the Company acquired a controlling interest in Bulk Energy Transport (Holdings) Limited, which owns four Capesize and one Panamax dry bulk carriers. In May 2010, the Company acquired a controlling interest in Maritime Capital Shipping Limited, which owns nine Handysize dry bulk carriers.

The Company's current controlled fleet includes 20 drybulk carriers (four Capesize, three Panamax, two Supramax and one Handymax and 10 Handysize vessels) with a total carrying capacity of approximately 1,292,544 dwt and an average fleet age of 12.7 years.

The Company's common stock and warrants trade on the NASDAQ Global Market under the symbols "SHIP" and "SHIP.W", respectively.

Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Maritime Holdings Corp.
Dale Ploughman - Chief Executive Officer
Christina Anagnostara - Chief Financial Officer
Tel: +30 210 9638461
E-mail: ir@seanergymaritime.com

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP.
(Registrant)

   /s/ Dale Ploughman
By: Dale Ploughman
Chief Executive Officer

Dated: June 3, 2010

SK 26979 0001 1105180